Quarterly Earnings Release                                                 July 27, 2007
            2Q07

Sales and Operating Income Increase 3.35% and 2.53%, Respectively

Financial Highlights:
(All figures are expressed in millions of pesos as of June 30, 2007. Comparisons are made with the same period of 2006, unless otherwise stated. Figures may vary due to rounding practices. “bp” stands for basis points.)
  Quarterly sales reached $5,915.32 million
  Gross profit increased 0.99%
  The gross margin for the quarter was 9.03%
  Operating expenses remained stable during the quarter
  Operating expenses, as a percentage of sales, declined 19 b.p.
  Operating income rose 2.53% during the quarter
  The operating margin for the quarter was 3.47%
  Tax provisions declined 10.30%
  Net income for the quarter reached $175.70 million, an increase of 6.37%
  The company had $284.89 million in cash at the end of the quarter

Mexico City, July 27, 2007. Grupo Casa Saba (“Saba”, “GCS”, “the Company” or “the Group”), one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise, publications and other products announces its consolidated financial and operating results for the second quarter of 2007.

QUARTERLY RESULTS

NET SALES

During the second quarter, Grupo Casa Saba’s sales totaled $5,915.32 million pesos, an increase of 3.35%.

The Private Pharma division had the best performance when compared to the second quarter of 2006, growing 4.63%. The increase was the result of the positive performance that the private pharmaceutical market has demonstrated for the past several quarters, along with the strategy and commercial practices that GCS has implemented, which are focused on actively serving our traditional clients as well as drugstore chains and supermarkets.

Sales of health, beauty, consumer goods, general merchandise and other products increased 2.39% during the quarter, while our publications sales, which include books and magazines, declined 0.24%. Government Pharma’s share of total sales decreased to reach 2.82%, as a result of lower sales to Petróleos Mexicanos (PEMEX), which were due to modifications in this company’s acquisition and subrogation schemes for pharmaceutical products.

On June 8th, 2007, GCS complied with its commitment to distribute a portion of its profits to its shareholders by paying out a cash dividend of $170.0 million. This amount is 13.33% higher than the dividend that was paid out in 2006.

SALES BY DIVISION

PRIVATE PHARMA

The Private Pharma division continued to grow at a strong pace, increasing 4.63% to reach $4,970.10 million pesos. The solid performance reflects the positive evolution of the Private Pharma market in general as well as the market strategies implemented by GCS.

Sales of Private Pharma as a percentage of total sales increased from 82.99% in 2Q06 to 84.02% this quarter.

GOVERNMENT PHARMA

Government Pharma sales declined 19.76%, primarily as a result of lower sales to PEMEX. The acquisition and subrogation schemes for pharmaceutical products implemented by PEMEX have lead to a reduction in GCS’s medicine sales to this particular company.

As a result, Government Pharma sales, as a percentage of the Group’s total sales, declined from 3.63% in 2Q06 to 2.82% this quarter.

HEALTH, BEAUTY, CONSUMER GOODS, GENERAL MERCHANDISE AND OTHER

Sales for this division totaled $562.16 million pesos at the end of the quarter, increasing 2.39% from the second quarter of 2006.

Sales of health, beauty, consumer goods, general merchandise and other, as a percentage of total sales, decreased from 9.59% in 2Q06 to 9.50% in 2Q07.

PUBLICATIONS

During the second quarter of the year, Citem’s sales decreased slightly, by 0.24%, as a result of stable prices and volumes.

As a percentage of sales, this division’s contribution to total sales went from 3.79% in 2Q06 to 3.66% in 2Q07.

                                 Division                                % of Sales
                          Private Pharma                                84.02%
                    Government Pharma                                2.82%
             Health, Beauty, Consumer Goods,
              General Merchandise and Other                     9.50%
                             Publications                                   3.66%
                                 TOTAL                                    100.00%

GROSS INCOME

Grupo Casa Saba’s gross income during the second quarter totaled $534.01 million, an increase of 0.99%. This relatively small increase is due to a high degree of competition within the market, which resulted in greater discounts to our customers.

As a result, the gross margin reached 9.03%, a decline of 21 basis points versus the 9.24% registered in 2Q06.

OPERATING EXPENSES

As a result of tight spending policies and the implementation of programs aimed at improving operational efficiency, expenses only increased by 0.05% during the quarter, and compare favorably with the growth in sales of 3.35%. Operating expenses as a percentage of sales went from 5.74% in 2Q06 to 5.55% at the end of the quarter, an improvement of 19b.p..

OPERATING INCOME

Operating income for the second quarter of 2007 rose 2.53%, while the operating margin was 3.47%, 3 b.p. below the margin registered in 2Q06. This increase was primarily the result of a higher growth rate in sales than in operating expenses.

 OPERATING INCOME PLUS DEPRECIATION AND AMORTIZATION

Depreciation and amortization in 2Q07 was $229.13 million pesos, an increase of 1.40% compared to the second quarter of 2006. This increase was the result of lower asset depreciation.

CASH AND COST-BEARING LIABILITIES

 GCS’s cash and cash equivalents at the end of the second quarter of 2007 totaled $284.89 million pesos, a decrease of 56.33% from the same period of 2006. This decline was due to larger investments in working capital.

COMPREHENSIVE COST OF FINANCING

During the second quarter, GCS’s comprehensive cost of financing (CCF) resulted in an income of $6.00 million pesos, slightly less than the income of $6.23 million pesos that was registered in 2Q06.

OTHER EXPENSES (INCOME)

During the second quarter of 2007, other income was $12.81 million pesos, 0.93% higher than in 2Q06. This was the result of the sale of transportation equipment, third-party services and other activities.

It is worth noting that the expenses (income) registered in this line item are related to activities outside the normal operation of the business.

TAX PROVISIONS

Tax provisions for 2Q07 were $48.61 million pesos, 10.30% below the 2Q06 figure. The decrease is largely due to the income tax line item.

NET INCOME

GCS’s net income for the second quarter of 2007 totaled $175.70 million pesos, a 6.37% increase compared to the $165.17 million pesos registered in 2Q06. The net margin for the period was 2.97%, higher than the 2.89% achieved during the same period of 2006.

WORKING CAPITAL

During the second quarter of the year, and compared to the same quarter of 2006, accounts receivable and inventory days increased by 3.30 and 4.40 days to 60.20 and 52.40 days, respectively. On the other hand, accounts payable days were 46.70 days, a slight decrease of 0.50 days versus 2Q06.

The 265.4 million shares issued by Grupo Casa Saba are listed in the Mexican Stock Exchange and its ADRs in the New York Stock Exchange, both under the symbol “SAB”. One ADR equals 10 ordinary shares.

Grupo Casa Saba is one of the leading distributors of pharmaceutical products, beauty, personal care and consumer goods, general merchandise, publications and other goods in Mexico. With more than 110 years of experience, the Company distributes to the majority of pharmacies, chains, self-service and convenience stores, as well as other specialized national chains.

As a precautionary note to investors, except for the historic information contained herein, certain topics discussed in this document constitute forward-looking statements. Such topics imply risks and uncertainties, including the economic conditions in Mexico and other countries in which Casa Saba operates, as well as variations in the value of the Mexican peso as compared with the US dollar.

Contacts:

GRUPO CASA SABA                           IR Communications:
Jorge Sánchez, IRO                              Jesús Martínez Rojas
+52 (55) 5284-6672                               +52 (55) 5644-1247
jsanchez@casasaba.com                     jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com

GRUPO CASA SABA S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET

Figures expressed in thousands of Mexican Pesos as of June 2007

ITEM TOTAL ASSETS CURRENT ASSETS CASH AND CASH EQUIVALENTS ACCOUNTS RECEIVABLE (NET) OTHER ACCOUNTS RECEIVABLE (NET) INVENTORIES OTHER CURRENT ASSETS	Jun-07 9,176,847 7,683,481 284,886 3,957,176 252,807 3,130,329 58,283	Jun-06 8,690,768 7,286,711 652,422 3,620,634 127,049 2,767,988 118,618	Var. % 5.59% 5.45% -56.33% 9.30% 98.98% 13.09% -50.87%
LONG TERM ACCOUNTS RECEIVABLE INVESTMENTS IN EQUITY SHARES AND UNCONSOLIDATED SUBSIDIARIES OTHER INVESTMENTS
NET PROPERY, PLANT AND EQUIPMENT PROPERTY MACHINERY AND EQUIPMENT OTHER EQUIPMENT ACCUMULATED DEPRECIATION BUILDINGS IN PROCESS DEFERRED ASSETS OTHER ASSETS	1,148,355 1,267,045 398,797 505,229 1,022,717 - 166,118 178,893	1,104,819 1,216,897 397,041 476,817 985,936 165,708 133,530	3.94% 4.12% 0.44% 5.96% 3.73% 0.25% 33.97%
TOTAL LIABILITIES CURRENT LIABILITIES ACCOUNTS PAYABLE BANK DEBT DEBT SECURITIES ACCRUED TAXES OTHER CURRENT LIABILITIES	3,618,513 2,901,528 2,745,655 - 6,819 149,055	3,658,640 2,778,269 2,556,599 6,072 215,599	-1.10% 4.44% 7.39% 12.30% -30.86%
LONG TERM LIABILITIES BANK DEBT DEBT SECURITIES OTHER DEBT DEFERRED LIABILITIES
OTHER LIABILITIES SHAREHOLDER'S EQUITY MINORITY STOCKHOLDER'S EQUITY MAJORITY STOCKHOLDER'S EQUITY PAID-IN CAPITAL	716,984 5,558,335 - 5,558,335 1,931,349	880,371 5,032,128 5,032,128 1,931,349	-18.56% 10.46% 10.46% 0.00%
CAPITAL STOCK
RESTATEMENT IN CAPITAL STOCK
PREMIUM ON STOCK SOLD
RESERVE FOR RESTATEMENT ON SHAREHOLDER'S EQUITY
CAPITAL INCREASE (DECREASE)
CUMMULATIVE RESULTS AND EQUITY RESERVE
RESERVE FOR SHARES REPURCHASE
OVERAGE (DEFICIT) ON RESTATEMENT ON STOCKHOLDER'S EQUITY
NET INCOME
	167,903 921,468 841,978 - 3,626,986 4,617,569 1,030,967 (2,361,603) 340,052	167,903 921,468 841,978 3,100,779 3,898,758 1,030,967 (2,175,368) 346,422	0.00% 0.00% 0.00% 16.97% 18.44% 0.00% 8.56% -1.84%

GRUPO CASA SABA, S.A. DE C.V.
Figures expressed in thousands of Mexican Pesos as of June 2007

	Jan - Jun 2006	% of sales	Jan - Jun 2007	% of sales	Variation $	%	Apr - Jun 2006	% of sales	Apr - Jun 2007	% of sales	Variation $	%
Income Statement NET SALES COST OF SALES GROSS PROFIT	11,397,390 10,317,749 1,079,641	100.00% 90.53% 9.47%	11,743,771 10,650,874 1,092,896	100.00% 90.69% 9.31%	346,381 333,125 13,256	3.04% 3.23% 1.23%	5,723,643 5,194,848 528,796	100.00% 90.76% 9.24%	5,915,317 5,381,304 534,013	100.00% 90.97% 9.03%	191,674 186,457 5,217	3.35% 3.59% 0.99%
Operating Expenses Sell Expenses Administration Expenses OPERATING EXPENSES	252,154 410,136 662,290	2.21% 3.60% 5.81%	269,854 393,343 663,197	2.30% 3.35% 5.65%	17,700 -16,794 907	7.02% -4.09% 0.14%	124,177 204,187 328,364	2.17% 3.57% 5.74%	132,878 195,640 328,518	2.25% 3.31% 5.55%	8,701 -8,547 154	7.01% -4.19% 0.05%
OPERATING INCOME COMPREHENSIVE COST OF FINANCING Interest Paid Interest (Earned) Exchange Loss (Gain) Monetary Position (gain) Comprehensive Cost of Financing	417,351 5,320 -13,838 -1,496 -1,439 -11,454	3.66% 0.05% -0.12% -0.01% -0.01% -0.10%	429,700 -1,613 -1,299 1,849 -1,441 -2,504	3.66% -0.01% -0.01% 0.02% -0.01% -0.02%	12,349 -6,933 12,539 3,346 -2 8,950	2.96% -130.32% -90.61% -223.60% 0.13% -78.14%	200,432 2,434 -7,836 -700 -132 -6,233	3.50% 0.04% -0.14% -0.01% 0.00% -0.11%	205,495 668 -4,332 2,110 -4,442 -5,996	3.47% -0.07% 0.01% 0.04% -0.08% -0.10%	5,063 -6,766 8,504 2,810 -4,310 237	2.53% -277.98% -108.53% -401.59% 3272.00% -3.81%
OTHER EXPENSES (INCOME), net	-26,434	-0.23%	-22,530	-0.19%	3,904	-14.77%	-12,696	-0.22%	-12,814	-0.22%	-117	0.92%
NET INCOME BEFORE TAXES PROVISIONS FOR: Income Tax Asset Tax Deferred Income Tax Profit sharing due Profit sharing due (deferred) Total taxes	455,239 140,804 0 -31,987 0 0 108,817	3.99% 1.24% 0.00% 0.00% 0.95%	454,734 121,676 0 -6,994 0 0 114,681	3.87% 1.04% 0.00% -0.06% 0.00% 0.00% 0.98%	-505 -19,128 0 24,993 0 0 5,864	-0.11% 0.00% 0.00% 0.00% 0.00% 0.00% 0.00%	219,361 64,919 0 -10,731 0 0 54,188	3.83% 1.13% 0.00% 0.00% 0.95%	224,305 36,442 0 12,165 0 0 48,607	3.79% 0.62% 0.00% 0.21% 0.00% 0.00% 0.82%	4,943 -28,477 0 22,897 0 0 -5,580	2.25% 0.00% 0.00% 0.00% 0.00% 0.00% -10.30%
Net Income Before Extraordinary Items Extraordinary Items (Income) NET INCOME	346,422 0 346,422	3.04% 0.00% 3.04%	340,052 0 340,052	2.90% 0.00% 2.90%	-6,370 0 -6,370	-1.84% 0.00% -1.84%	165,174 0 165,174	2.89% 0.00% 2.89%	175,697 0 175,697	2.97% 0.00% 2.97%	10,524 0 10,524	6.37% 0.00% 6.37%
Depreciation and Amortization Operating income plus Depreciation and Amortization	54,270 471,620	0.48% 4.14%	49,942 479,642	0.43% 4.08%	(4,327) 8,022	-7.97% 1.70%	25,534 225,966	0.45% 3.95%	23,638 229,133	0.40% 3.87%	(1,896) 3,167	-7.42% 1.40%